

May 21, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Vanguard New York Tax-Free Funds
        Issuer CIK: 0000788599
        Issuer File Number: 033-02908 / 811-04570
        Form Type: 8-A12B
        Filing Date: May 21, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Vanguard New York Tax-Exempt Bond ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications